MILBERG WEISS BERSHAD
       HYNES & LERACH
     WILLIAM S. LERACH (68581)
     SALLIE A. BLACKMAN (141830)
     600 West Broadway, Suite 1800
     San Diego, CA  92101
     Telephone:  619/231-1058
           - and -
     JEFF S. WESTERMAN (94559)
     355 South Grand Avenue
     Suite 4170
     Los Angeles, CA  90071
     Telephone:  213/617-9007

     SULLIVAN, HILL, LEWIN
       & MARKHAM (71814)
     550 West C Street
     Suite 1500
     San Diego, CA  92101-3540
     Telephone:  619/233-4100

     BLUMENTHAL & OSTROFF
     NORMAN BLUMENTHAL (068687)
     1420 Kettner Blvd., 7th Floor
     San Diego, CA  92101-2431
     Telephone:  619/239-7373

     Attorneys for Plaintiff

                 SUPERIOR COURT OF THE STATE OF CALIFORNIA

                           COUNTY OF LOS ANGELES

          JOSEPH M. THORNHILL, On Behalf )    Case No. BC139252
          of Himself and All Others      )
          Similarly Situated             )
                                         )    CLASS ACTION
                        Plaintiff,       )
                                         )
                 vs.                     )    CLASS ACTION COMPLAINT FOR
                                         )    BREACH OF FIDUCIARY DUTY,
          JOHN E. BRYSON, DON C.         )    ABUSE OF CONTROL, UNJUST
          FRISBEE, STEVEN B. SAMPLE,     )    ENRICHMENT, INTERFERENCE
          EDWARD M. CARSON, GEORGE M.    )    WITH PROSPECTIVE ECONOMIC
          KELLER, FORREST N. SHUMWAY,    )    ADVANTAGE AND EQUITABLE
          JEWEL PLUMMER COBB, W.F.       )    RELIEF AND DAMAGES
          KIESCHNICK, WILLIAM B. SIART,  )
          RALPH P. DAVIDSON, THOMAS L.   )
          LEE, RICHARD J. STEGEMEIER,    )    Plaintiff Demands A
          MYRON DuBAIN, WILLIAM F.       )    Trial By Jury
          MILLER, DANIEL M. TELLEP and   )
          J.J. PINOLA,                   )
                                         )
                                         )
                        Defendants.

               Plaintiff, as and for his complaint, alleges as follows upon information and belief except as to paragraph 4, which is alleged upon knowledge. Plaintiff's information and belief is based upon, inter alia, the investigation made by Plaintiff by and through his counsel.

                         INTRODUCTION AND OVERVIEW

                    1. This is a shareholder class action seeking equitable relief and compensatory damages on behalf of all shareholders of First Interstate Bancorp ("First Interstate" or the "Company") against First Interstate's top officers and the members of the board of Directors of First Interstate, seeking to remedy violations of state law arising out of these defendants' actions and conduct undertaken to defeat a highly favorable acquisition offer for First Interstate stock by Wells Fargo & Co. ("Wells Fargo"). First Interstate's board of Directors has pursued a course of conduct intended to and having the effect of making it extremely difficult for any outside party to successfully acquire First Interstate, even at prices well in excess of First Interstate stock's historical price range. This course of conduct has been undertaken by the defendants to secure and retain their lucrative positions of power, prestige and profit with respect to First Interstate and to enhance and aggrandize their own interests at the expense of First Interstate's other shareholders.

               2. On October 18, 1995, Wells Fargo, a highly successful, profitable and well-capitalized bank, made an offer to acquire First Interstate at a price far in excess of First Interstate'S then-market price, by exchanging in a tax-free exchange .625 shares of Wells Fargo stock for each share of First Interstate stock, an offer worth $133.50 per share based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. First Interstate'S stock jumped from $106 per share to $140 per share upon this announcement, while Wells Fargo's stock increased to $228.65 per share, making the offer worth $142.65 per First Interstate share. However, the defendants are rejecting such offer and have refused to negotiate an acquisition of the Company at any higher price, even though Wells Fargo has told First Interstate's board it is willing to negotiate a higher price and thus to offer a fair and reasonable price for First Interstate stock, well above the levels at which the stock has traded historically.

               3. In recent years, defendants have consistently refused to entertain highly favorable acquisition offers or overtures for First Interstate, thus preventing an acquisition of the Company at a favorable price for the shareholders.
     Defendants have done this to retain their positions of prestige, power and profit, as they know they will lose those positions in the event First Interstate is acquired. Defendants' interests in holding on to their positions of power, prestige and profit as officers and directors of First Interstate far exceeds their interests as shareholders in First Interstate, as they collectively own only about 144,000 of First Interstate'S 75.7 million shares -- a minuscule .001% of its outstanding stock.

                             PARTIES AND ACTORS

               4. Plaintiff Joseph M. Thornhill, a resident of California and the owner of 100 shares of First Interstate, is and was at all times relevant hereto a common shareholder of First Interstate. Plaintiff brings this action on behalf of the holders of the common stock of First Interstate for injunctive and other relief in connection with the proposed acquisition of First Interstate by Wells Fargo.

               5. (a) First Interstate is a corporation with its principal executive offices in Los Angeles, California and which operates principally in California, as well as several other western states. First Interstate is a bank holding company.

                    (b) At December 31, 1994, it owned 16 banks (the "subsidiary banks") which operated approximately 1,100 banking offices in 13 states, including California. Ranked according to assets, the Company was the fourteenth largest commercial banking organization in the United States at December 31, 1994, having total deposits of $48.4 billion and total assets of $55.8 billion.

                    (c) The subsidiary Banks accept checking, savings and other time deposit accounts and employ these funds principally by making consumer, real estate and commercial loans and investing in securities and other interest-bearing assets.

                    (d) The Company also provides banking-related financial services and products. These include asset-based commercial financing, asset management and investment counseling, bank card operations, mortgage banking, venture capital and investment products. It engages in these activities both through non-bank subsidiaries of the Company and through the Subsidiary Banks and their subsidiaries.

                    (e)  The larger Subsidiary Banks provide
     international banking services on a limited basis through the international departments of their domestic offices. They also maintain correspondent relationships with major banks throughout the world.

               6. (a) Defendant John E. Bryson ("Bryson") was a director of First Interstate and Board Chairman and Chief
     Executive Officer of SCEcorp and Southern California Edison
     Company at all times relevant hereto.

                    (b) Defendant Don C. Frisbee ("Frisbee") was a First Interstate director and Chairman Emeritus PacifiCorp at all times relevant hereto.

                    (c) Defendant Steven B. Sample ("Sample") was a First Interstate director and President University of Southern California at all times relevant hereto.

                    (d) Defendant Edward M. Carson ("Carson") was Chairman of the Board of First Interstate at all times relevant hereto.

                    (e) Defendant George M. Keller ("Keller") was a director of First Interstate and the retired Chairman and Chief Executive Officer of Chevron Corporation at all times relevant hereto.

                    (f) Defendant Forrest N. Shumway ("Shumway") was a director of First Interstate and former Vice-Chairman of the Board Allied-Signal, Inc. at all times relevant hereto.

                    (g) Defendant Jewel Plummer Cobb ("Cobb") was a director of First Interstate and president Emeritus California State University, Fullerton at all times relevant hereto.

                    (h) Defendant W.F. Kieschnick ("Kieschnick") was a director of First Interstate and retired President and Chief Executive Officer Atlantic Richfield Company at all times relevant hereto.

                    (i)  Defendant William B. Siart ("Siart") was
     President and Chief Executive Officer First Interstate and a director at all times relevant hereto.

                    (j) Defendant Ralph P. Davidson ("Davidson") was a director of First Interstate and former Chairman of The John F. Kennedy Center for the Performing Arts at all times relevant hereto.

                    (k)  Defendant Thomas L. Lee ("Lee") was a
     director of First Interstate and Chairman and Chief Executive Officer The Newhall Land and Farming Company at all times relevant hereto.

                    (1)  Defendant Richard J. Stegemeier
     ("Stegemeier") was a director of First Interstate and Chairman of the Board Unocal Corporation at all times relevant hereto.

                    (m)  Defendant Myron DuBain ("DuBain") was a
     director of First Interstate and retired Chairman and Chief
     Executive Officer Fireman's Fund Corporation at all times relevant hereto.

                    (n) Defendant William F. Miller ("Miller") was a director of First Interstate and President Emeritus SRI
     International at all times relevant hereto.

                    (o) Defendant Daniel M. Tellep ("Tellep") was a director of First Interstate and Chairman and Chief Executive Officer Lockheed Corporation at all times relevant hereto.

                    (p) Defendant J.J. Pinola ("Pinola") was the retired Chairman and Chief Executive Officer of First Interstate and a director at all times relevant hereto.

               7. Defendants (hereinafter collectively referred to as the "Individual Defendants") are each members of First
     Interstate's Board of DirectorS.

               8. The individual Defendants owed and owe First Interstate's public shareholders fiduciary obligations and were and are required to: (i) use their ability to manage First Interstate in a fair, just and equitable manner; (ii) act in furtherance of the best interests of First Interstate and its shareholders; (iii) act to maximize shareholder value; (iv) govern First Interstate in such a manner as to heed the expressed views of its public shareholders; (v) refrain from abusing their positions of control, power, prestige and profit; and (vi) not favor their own interests at the expense of First Interstate and its shareholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.

               9. Wells Fargo is a corporation with its principal executive offices in San Francisco, California. Wells Fargo is a huge bank holding company and one of the most well-managed, profitable and well-capitalized banks in the United States. With more than 600 branch outlets, 1,900 round-the-clock Wells Fargo Express ATMs and a popular 24-hour telephone banking service, Wells Fargo operates one of the largest and busiest consumer banking businesses in the United States. Besides serving as banker to some 3.5 million California households, Wells Fargo provides a full range of banking services to commercial, agribusiness, real estate and small business customers, mainly in California. It is one of the nation's leading managers of personal trust accounts, corporate 401(k) plans and mutual funds, with approximately $57 billion in assets under its management and administration.

               10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as a director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                          CLASS ACTION ALLEGATIONS

               11. Plaintiff brings this lawsuit on behalf of himself and all other common shareholders of First Interstate (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants and any of their successors in interest (the "Class")

               12. This action is properly maintainable as a class action for the following reasons:

                    (a) The Class is so numerous that joinder of all Class members is impracticable. As of January 31, 1995, First Interstate had over 75 million shares of common stock outstanding owned by over 20,000 shareholders. Members of the Class are scattered throughout the United States and are so numerous as to make it impracticable to bring them all before this Court.

               13. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

                    (a)  Whether the Individual Defendants have
     breached their fiduciary duties owed by them to plaintiff and the other members of the Class;

                    (b)  Whether the Individual Defendants have
     failed, in violation of their fiduciary duties, to hold a fair auction of the Company or its assets or to sell the Company on the favorable terms;

                    (c)  Whether the Individual Defendants have
     failed, in violation of their fiduciary duties, to provide for a sale of First Interstate;

                    (d) Whether Plaintiff and the other members of the Class will be irreparably damaged if the Wells Fargo acquisition iss not completed;

                    (e)  Whether the Individual Defendants have
     breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to Plaintiff and other members of the Class; and

                    (f) Whether Plaintiff and other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

               14. The claims of Plaintiff are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

               15. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

               16. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

               17. For the reasons stated herein, a class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country. Classwide remedies will assure uniform standards of conduct for the Individual Defendants and avoid the risk of inconsistent judgments.

                          SUBSTANTIVE ALLEGATIONS

               18. As pleaded earlier, First Interstate is an interstate banking corporation. First Interstate's stock performed poorly in 1994 through mid-1995, due to First Interstate'S lackluster performance and perceptions that it was poorly managed. For instance, First Interstate's stock traded at a high of $85 per share and then fell, falling to a low of $67 per share in December 1994. First Interstate did not reach $85 per share again until mid-1995. After June 1995, First Interstate's stock performed better, reaching over $100 per share in late September 1995, due to an increase in the prices in bank stocks generally and because of rumors that a favorable acquisition offer for First Interstate would be forthcoming as part of the wave of bank acquisitions and mergers now sweeping the United States. However, even with this increase, First Interstate's stock has been a relatively poor performer when compared to other bank stocks. Because in recent years First Interstate has not been viewed to be as well-managed as many other large banks and thus has not performed as well in terms of many of its key ratios and measurements of success as other banks, its stock has not performed well and thus, shareholders in First Interstate have, in recent years, obtained a below industry trendline or industry average return. The chart below shows the price action of First Interstate stock in 1994-1995:

               [The hardcopy Complaint filed with the Court contains a line graph showing the daily common stock price for First Interstate for the period December 31, 1993 through October 17, 1995. Because the document for which this Complaint is an Exhibit has been filed with the Securities and Exchange Commission by electronic transmission, this graph is not contained herein. The following information summarizes the First Interstate daily closing stock price, plotted along the graph's vertical axis, for the dates indicated on the horizontal axis of the graph:

     Date                     Common Stock Price
     December 31, 1993        64 1/8
     March 25, 1994           77 7/8
     June 17, 1994            75 3/4
     September 9, 1994        79 1/4
     December 2, 1994         69 3/8
     February 24, 1995        81 3/8
     May 19, 1995             81
     August 11, 1995          87 1/2
     October 17, 1995         106]

               19. In recent years, certain other large financial institutions have approached First Interstate with favorable acquisition inquiries and offers. Some years ago, Bank of America approached First Interstate about a possible acquisition. Approximately a year ago, Wells Fargo approached First Interstate about a possible acquisition of First Interstate at a premium price. First Interstate's Board and its top management have rejected and frustrated all of these prior acquisition overtures and offers, even though those offers would have resulted in First Interstate shareholders receiving a substantial premium over the then-market price of First Interstate stock. Defendants have done this because they know that in the event First Interstate is acquired by another bank, most or all of the directors of First Interstate will, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving bank because their services will not be necessary and they will be mere surplusage and thus such an acquisition would bring an end to their positions of power, prestige and profit as directors of this huge bank. At the same time, top managers at First Interstate have caused these prior acquisition overtures and offers to be rejected and/or frustrated, because they also know that, in the event of an acquisition, they will also lose their lucrative jobs and their prestigious positions of power, prestige and profit as officers of a major banking institution. In so acting, these defendants have been aggrandizing their own personal positions and interests over that of First Interstate and its broader shareholder community to whom they owe fiduciary duties to bring about a sale of First Interstate on favorable terms to all the shareholders, even if it results in them losing their lucrative positions.

               20. Shortly prior to October 18, 1995, Wells Fargo approached First Interstate and offered to negotiate an acquisition of First Interstate for a price far in excess of First Interstate's current stock price. First Interstate's Chairman refused this offer and told Wells Fargo that First Interstate's Board would not negotiate to sell the bank and would resist any offer by Wells Fargo to buy the bank. On October 18, 1995, Wells Fargo made an unsolicited acquisition offer for First Interstate offering to exchange .625 shares of its stock for each share of First Interstate stock, a $133.50 per share offer based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. Upon the announcement of this favorable acquisition offer, First Interstate's stock instantly skyrocketed from $106 per share to over $140 per share, reflecting the extremely large premium being offered to First Interstate shareholders in this tax-free exchange, and the increase in Wells Fargo's stock price to $228 per share making the offer worth $142 per First Interstate share. Wells Fargo's offer to acquire First Interstate is approximately three times First Interstate's book value, which is a high offer compared to recent bank acquisition prices. The acquisition price is also approximately 12.1 times First Interstate's estimated 1995 earnings per share of $11.29 per share, which is also reasonable in light of other recent bank acquisitions, although it is lower than 15 times the estimated next year's earnings paid in other bank acquisitions.

               21. Wells Fargo has privately indicated to First Interstate's officers and directors that they are willing and will increase the price of their offer to acquire First Interstate if First Interstate's Board will cooperate in bringing about a consensual acquisition. However, First Interstate'S top officers and its Board are resisting and are going to continue to resist this acquisition offer so that they can, as they have in the past, retain themselves in their positions of power, prestige and profit. For instance, members of First Interstate's Board of Directors own only a minuscule portion of First Interstate's outstanding common stock. They actually own only 144,000 shares of First Interstate's 75.7 million shares of outstanding common stock, or just .001% of the stock. Thus, whatever interest the defendants have as shareholders in First Interstate based on their minuscule holdings of the Company's stock is far outweighed by their interest in retaining their lucrative positions of power, prestige and profit as directors and/or officers of the Company from which they receive lucrative fees, prestige in the community, large salaries, and other emoluments of office, which they will lose if First Interstate is acquired.

               22. The rejection of the Wells Fargo offer is a breach of defendants' fiduciary duties, an abuse of control, provides unjust enrichment to all defendants, is an unfair business practice and has been perpetrated through tortious interference with the class members' prospective economic interests and opportunities and through material misrepresentations and the failure by defendants to disclose material information to the members of the Class.

               23. Unless defendants are enjoined form refusing to negotiate a sale of First Interstate, plaintiff and the members of the Class will continue to suffer injury. Plaintiff and the members of the Class have no adequate remedy at law.

                           FIRST CAUSE OF ACTION

                         BREACH OF FIDUCIARY DUTIES

               24.  Plaintiff incorporates by reference   1-23 above.

               25. The Individual Defendants engaged in the aforesaid conduct in intentional breach and/or reckless disregard of their fiduciary duties to plaintiff and the members of the Class.

               26. Defendants, at the time they rejected Wells Fargo's offer, knew that the market price of First Interstate stock reflected both the intrinsic value of First Interstate and a premium which resulted from market expectations that Wells Fargo's efforts to acquire control of First Interstate would produce greater returns for investors.

               27. As a proximate result, the plaintiff and other members of the Class have been substantially injured and request compensatory damages.

                           SECOND CAUSE OF ACTION

                    NEGLIGENT BREACH OF FIDUCIARY DUTIES

               28.  Plaintiff incorporates by reference   1-23 above.

               29. The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers owe to their shareholders, and thereby breached their fiduciary duties to plaintiff and other members of the Class.

               30. Defendants, at the time they rejected Wells Fargo's offer, knew or should have known, that the market price of First Interstate stock at the time reflected both the intrinsic value of First Interstate and a premium which resulted from market expectations that Wells Fargo's efforts to acquire control of First Interstate would produce greater returns for investors.

               31. As a proximate result, the plaintiff and other members of the Class have been substantially injured and request compensatory damages.

               32. Defendants did the things alleged herein without exercising the reasonable and ordinary care owed by corporate directors and officers.

                           THIRD CAUSE OF ACTION

                              ABUSE OF CONTROL

               33.  Plaintiff incorporates by reference   1-23 above.

               34. The Individual Defendants owed duties as controlling persons and/or as controlling or dominant directors to plaintiff and the other members of the Class not to use their positions of control of First Interstate for their own personal interests and contrary to the interests of First Interstate's remaining shareholders.

               35. The foregoing conduct by the director defendants amounted to an abuse of their abilities to control First
     Interstate in violation of their obligations to plaintiff and the other members of the Class.

               36. As a proximate result, plaintiff and the other members of the Class have been damaged and will continue to be damaged unless defendants are enjoined, and defendants are each jointly and severally liable to plaintiff and the other members of the Class for all loss and damage they have suffered resulting from the matters set forth herein.

                           FOURTH CAUSE OF ACTION

                             UNJUST ENRICHMENT

               37.  Plaintiff incorporates by reference   1-23 above.

               38. As a proximate result of the tortious conduct described above, all of the defendants have been and will be unjustly enriched at the expense of the members of the Class.
     The director defendants will retain control of First Interstate and their positions of power, prestige and profit. Defendants have obtained these unjust benefits at the expense of the members of the Class by rejecting the Wells Fargo offer and refusing to negotiate a beneficial sale of First Interstate.

                           FIFTH CAUSE OF ACTION

                         TORTIOUS INTERFERENCE WITH
                       PROSPECTIVE ECONOMIC ADVANTAGE

               39.  Plaintiff incorporates by reference   1-23 above.

               40. By reason, inter alia, of Wells Fargo's announced offer to purchase First Interstate stock at $133+ a share, plaintiff and the members of the Class had an expectancy that they could tender their shares and realize at least the $133+ per share offer. Moreover, all class members had the expectancy of sharing in any premium that results from acquisition attempts.

               41. Defendants knew of these prospective advantages presented to plaintiff and the members of the Class and defendants intended to interfere and did interfere with those advantages when they rejected the Wells Fargo offer.

               42. Plaintiff and the members of the Class were prevented from obtaining the foregoing advantages as a result of the conduct of all defendants described above.

               43. The defendants, and each of them, did the things alleged in this Complaint with the intent to injure plaintiff and the members of the Class.

               WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

               1.   Declaring that this action is properly
     maintainable as a class action and certifying plaintiff as the representative of the Class;

               2. Declaring that the defendants have breached and are breaching their fiduciary and other duties to plaintiff and other members of the Class;

               3. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from taking steps to prevent or frustrate the sale to Wells Fargo or refusing to proceed with negotiations with Wells Fargo to increase the offered price;

               4. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law, arising from the proposed transaction;

               5. Awarding plaintiff his costs and disbursements and reasonable allowances of fees for plaintiff's counsel and experts and reimbursement of expenses; and

               6. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

                                JURY DEMAND

               Plaintiff demands a trial by jury.

     DATED:  November 16, 1995

                                        MILBERG WEISS BERSHAD
                                          HYNES & LERACH
                                        WILLIAM S. LERACH

                                        ________________________________
                                               WILLIAM S. LERACH

                                        600 West Broadway, Suite 1800
                                        San Diego, CA 92101
                                        Telephone: 619/231-1058
                                          -  and -
                                        JEFF S. WESTERMAN
                                        355 South Grand Avenue
                                        Suite 4170
                                        Los Angeles, CA 90071
                                        Telephone:  213/617-9007

                                        SULLIVAN, HILL, LEWIN
                                        & MARKHAM
                                        DAVID MARKHAM
                                        550 West C Street
                                        Suite 1500
                                        San Diego, CA 92101-3540
                                        Telephone:  619/233-4100

                                        BLUMENTHAL & OSTROFF NORMAN
                                        BLUMENTHAL
                                        1420 Kettner Blvd., 7th Floor
                                        San Diego, CA 92101-2431
                                        Telephone:  619/239-7373

                                        Attorneys for Plaintiff